        June 24, 2005

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Rufus Decker

    Re:
    Rockwood Specialties Group, Inc.
    Item 4.02 Form 8-K
    Filed June 17, 2005
    File No. 333-109686

Dear Mr. Decker:

        Rockwood Specialties Group, Inc. (the "Company") is providing the following response to the comment contained in the comment letter from the Staff of the Commission dated June 20, 2005, relating to the Company's Form 8-K (the "8-K") filed with the Commission on June 17, 2005. For convenience of reference, the text of the comment in the Staff's letter has been reproduced in bold herein.

FORM 8-K FILED JUNE 17, 2005

Item 4.02

1.
You have disclosed that you intend to file restated financial statements. However, you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

  We remind you that when you file your restated Form 10-K you should appropriately address the following:

    •
    an explanatory paragraph in the reissued audit opinion,
    •
    full compliance with APB 20, paragraphs 36 and 37,
    •
    fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
    •
    updated Item 9A. disclosures should include the following:
    •
    a discussion of the restatement and the facts and circumstances surrounding it,
    •
    how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
    •
    changes to internal controls over financial reporting, and
    •
    anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

    Refer to Items 307 and 308(c) of Regulation S-K.

    •
    include all updated certifications.

        In response to the Staff's comment, the Company informs the Staff that it intends to file through Edgar Amendment No. 2 to its Form 10-K for the year ended December 31, 2004 and Amendment No. 1 to its Form 10-Q for the quarter ended March 31, 2005 during the week of June 27, 2005, and that Rockwood Holdings, Inc., its ultimate parent company, intends to file Amendment No. 2 to its Form S-1 concurrently with the Company's 10-K/A and 10-Q/A filings.

        The Company confirms that, with respect to Amendment No. 2 to its Form 10-K, (a) the reissued audit opinion will contain an emphasis paragraph; (b) it will be in full compliance with APB 20, paragraphs 36 and 37; (c) all affected portions of the Form 10-K, including the management's discussion and analysis of financial condition and results of operations and selected financial data, will have been updated; (d) the Item 9A disclosure in particular will have been updated; and (e) the Company's chief executive officer and senior vice president and chief financial officer will have updated their certifications. With respect to Item 9A, the restatement did not impact the conclusion of the Company's chief executive officer and senior vice president and chief financial officer regarding effectiveness of the disclosure controls and procedures because they had already concluded that such controls and procedures were not effective prior to determining a restatement was required (such disclosure was reviewed informally by Nudrat Salik and Lesli Sheppard).

        In addition, the Company confirms that, with respect to Amendment No. 1 to its Form 10-Q, (a) it will be in full compliance with APB 20, paragraphs 36 and 37; (b) all affected portions of the Form 10-Q, including management's discussion and analysis of financial condition and results of operations, will have been updated; (c) the Item 4 disclosure in particular will have been updated; and (d) the Company's chief executive officer and senior vice president and chief financial officer will have updated their certifications. As with the Form 10-K, the restatement did not impact the conclusion of the Company's chief executive officer and senior vice president and chief financial officer regarding effectiveness of the disclosure controls and procedures because they had already concluded that such controls and procedures were not effective prior to determining a restatement was required.

        The Company hereby acknowledges that:

  •
  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  the Staff's comments or the Company's changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        * * * *

        Please call me (609-734-6403) if you wish to discuss the above responses.

Very truly yours,
/s/ ROBERT J. ZATTA Robert J. Zatta

Copies to:
Nudrat Salik—Securities and Exchange Commission
Bret Johnson—Securities and Exchange Commission
Lesli Sheppard—Securities and Exchange Commission
Roxane F. Reardon—Simpson Thacher & Bartlett LLP
William Calder—Deloitte & Touche LLP